

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Alternative Investment Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alternative Investment Services, LLC, as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alternative Investment Services, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Alternative Investment Services, LLC's management. Our responsibility is to express an opinion on Alternative Investment Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alternative Investment Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule titled Computation of Net Capital, Aggregate Indebtedness, and Basic Net Capital Requirement has been subjected to audit procedures performed in conjunction with the audit of Alternative Investment Services, LLC's financial statements. The supplemental information is the responsibility of Alternative Investment Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Alternative Investment Services, LLC's auditor since 2007.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 23, 2018

ALTERNATIVE INVESTMENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$	74,850
Accounts receivable		21,691
Prepaid expenses		1,342
Total Assets	$	97,883

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	8,052
Accounts payable to related parties		3,139
Total Liabilities		11,191
Member's equity		86,692
Total Liabilities and Member's Equity	$	97,883

The accompanying notes are an integral part of these financial statements.

ALTERNATIVE INVESTMENT SERVICES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:		
Fee income	$	95,000
Interest income		44
		95,044
Expenses:		
Compensation expense		85,967
Occupancy expense		19,626
Regulatory fees and expenses		9,356
Technology, data and communications		5,871
Professional fees		4,300
Research and marketing		2,500
Travel expense		898
Other expenses		1,833
		130,351
Net (loss)	$	(35,307)

The accompanying notes are an integral part of these financial statements.

ALTERNATIVE INVESTMENT SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

Balance at December 31, 2016	$	14,560
Net (loss)		(35,307)
Members' contributions		116,330
Members' distributions		(8,891)
Balance at December 31, 2017	$	86,692

The accompanying notes are an integral part of these financial statements.

ALTERNATIVE INVESTMENT SERVICES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:	
Net (loss)	$ (35,307)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in accounts receivable	(21,691)
Decrease in prepaid expenses	5,170
Increase in accounts payable and accrued expenses	3,052
Increase in accounts payable to related parties	3,139
Total adjustments	(10,330)
Net cash used in operating activities	(45,637)
Cash flows from financing activities:	
Members' contributions	116,330
Members' distributions	(8,891)
Net cash provided by financing activities	107,439
Net increase in cash	61,802
Cash at beginning of the year	13,048
Cash at end of the year	$ 74,850

Supplemental Disclosure of Cash Flow Information

Interest paid	$ --
Income taxes paid	$ --

The accompanying notes are an integral part of these financial statements.

ALTERNATIVE INVESTMENT SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

Alternative Investment Services, LLC (the "Company") was granted membership in the Financial Industry Regulatory Authority ("FINRA") on March 6, 2007. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

Pursuant to a purchase agreement dated November 29, 2016, 20% of the outstanding membership interests in the Company were sold by Price Holdings, Inc., the 100% owner of the Company to ENR Group LLC (the "Purchaser"). Purchaser had the option to purchase the remaining 80% of the Company's interests subject to FINRA's approval of the change of control of the company. The purchase of the remaining 80% of the interests was approved by FINRA and completed on October 12, 2017. Effective January 10, 2018, the Company name changed to JAVCAP Securities, LLC.

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income Taxes
The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

ALTERNATIVE INVESTMENT SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk
The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Subsequent Events
Subsequent events were evaluated through the date of the consolidated financial statements were filed.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $63,659, which was $58,659 in excess of the FINRA minimum net capital requirement of $5,000.

4. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent (the "Parent"), ENR Group, LLC for services that are shared and paid or received by the Parent. As of December 31, 2017, amounts not yet reimbursed for fees due to the Company have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition, in the amount of $3,139.

5. SIPC RECONCILIATION REQUIREMENT

Securities Exchange Act ("SEA") Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue

ALTERNATIVE INVESTMENT SERVICES, LLC
SUPPLEMENTARY SCHEDULE
DECEMBER 31, 2017

ALTERNATIVE INVESTMENT SERVICES, LLC

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND BASIC NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Aggregate Indebtedness			
Accounts payable and accrued expenses	$ 8,052		
Accounts payable to related parties	3,139		
Total Aggregate Indebtedness		$	11,191
Total Members' Equity		$	86,692
Adjustments to Net Capital			
Accounts receivable	$ (21,691)		
Prepaid expenses	(1,342)		
Total Adjustments to Net Capital			(23,033)
Net Capital, as defined		$	63,659
Computation of Basic Net Capital Requirement			
(a) Minimum net capital required (6 2/3 % of total aggregate indebtness)			746
(b) Minimum net capital required of broker dealer		$	5,000
Net Capital Requirement (Greater of (a) or (b))		$	5,000
Net Capital In Excess of Requirement		$	58,659
Net Capital less greater of 10% of A.I. or 120% of Net Capital Requirement		$	57,659
Ratio Of Aggregate Indebtedness To Net Capital			.18 to 1

Reconciliation with the Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited)			
Focus Report		$	63,659
Net audit adjustments			-
Increase in non-allowables and haircuts			-
Net capital per above		$	63,659

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2017.

ALTERNATIVE INVESTMENT SERVICES, LLC
EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Alternative Investment Services, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company's exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2017 without exception.



Signature:_____
Jason Segal, Chief Executive Officer



**Kehlenbrink
Lawrence
Pauckner**
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Alternative Investment Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Alternative Investment Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Alternative Investment Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(1) (the "exemption provisions") and (2) Alternative Investment Services, LLC stated that Alternative Investment Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Alternative Investment Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alternative Investment Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence + Pauckner

Indianapolis, Indiana
February 23, 2018